UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number: 0-20055

Consolidated Envirowaste Industries Inc.

(Translation of registrant’s name into English)

27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☑	FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☑	NO ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1399.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

(Registrant)

Date February 24, 2005	By	“Douglas R. Halward"

(Signature)

Douglas R. Halward, President

(Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:	News Release dated February 17, 2005

EXHIBIT B:	BC Form 51-901F together with schedules A (audited financial statements for the fiscal year ended September 30, 2004), B (supplementary information) and C (management discussion and analysis)

EXHIBIT C:	Title Page, Corporate Data Page, Message to Shareholders, Notice of Annual & Extraordinary General Meeting, Information Circular, Proxy & Supplemental Mailing List Return Cards

EXHIBIT A

Consolidated Envirowaste Industries Inc.
27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644

NEWS RELEASE

Consolidated Envirowaste Reports Annual Results

Abbotsford, British Columbia – February 17, 2005

Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD-V) announced today its results for the year ended September 30, 2004. A complete copy of the Company’s report for the year is available at www.sedar.com. Excerpts from the annual audited financial statements are as follows:

September 30	2004	2003

Revenue	$24,536,726	$21,588,964
Income before income taxes	2,030,126	951,430
Income from continuing operations after income taxes	1,010,030	530,898
Loss from discontinued operations	(181,338)	(189,167)
Net income for the year	828,692	341,731
Basic earnings per common share	0.08	0.03
Diluted earnings per common share	0.08	0.03
Weighted average common shares outstanding	10,176,801	9,987,789

Consolidated Envirowaste Industries Inc. reported net earnings after income taxes from continuing operations for the fiscal year ended September 30, 2004 nearly doubled to $1,010,030 or $0.10 per share ($0.10 diluted) compared with $530,898 or $0.05 per share ($0.05 diluted) for 2003. With the pending wind-up of our Georgia subsidiary representing an after-tax loss from discontinued operations of $181,338 ($0.02 per share–$0.02 diluted) for fiscal 2004 compared to a 2003 loss of $189,167 ($0.02 per share–$0.02 diluted), our overall net earnings after tax rose nearly 42% to $828,692 or $0.08 per share ($0.08 diluted) compared to $341,731 or $0.03 per share ($0.03 diluted) for the same 12 month period last year.

Bottom line improvements over last year were driven by a 13% increase in sales to $24.5 million compared to $21.6 million in 2003, a 4% improvement in gross margins over last year, and reducing or maintaining other costs in proportion to sales increases. The increase in operating results can largely be attributed to our US operations that benefitted from a recovering private sector, new municipal contracts, increased storm activity late in the year, and operational efficiency initiatives. They were dampened by a Canadian currency that rose an average of 9% against its US counterpart during 2004 compared to 2003, and results of our Canadian operations during the year ended September 30, 2004 compared to the prior year. The Company generated $4.4 million in cash flows from operating activities after changes in non-cash working capital items and improved cash and cash equivalents by more than $1 million compared to 2003.

Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

Consolidated Envirowaste Industries Inc.

     “Per James E. Darby”

James E. Darby
Chairman and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EXHIBIT B

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

ISSUER DETAILS

For Quarter Ended:	September 30, 2004
Date of Report:	February 15, 2005

Name of Issuer:	Consolidated Envirowaste Industries Inc.
Issuer Address:	27715 Huntingdon Road, Abbotsford, B.C. V4X 1B6

Issuer Fax Number:	(604) 856-5644
Issuer Telephone Number:	(604) 856-6836

Contact Name:	Doug Halward
Contact Position:	President
Contact Telephone Number:	(604) 856-6836Contact Email Address:
envirowaste@imag.netWeb Site Address:	Not applicable

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Name: “Douglas Halward”	Date Signed: February 15, 2005

Director’s Name: “James Darby”	Date Signed: February 15, 2005

CONSOLIDATED ENVIROWASTE
INDUSTRIES INC.

Consolidated Financial Statements

September 30, 2004 and 2003

Index

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Income and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Schedules of Consolidated Cost of Sales

Schedules of Consolidated Direct Selling Expenses

Schedules of Consolidated General and Administrative Expenses

ELLIS FOSTER

   CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com

AUDITORS’ REPORT

To the Shareholders of

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

We have audited the consolidated balance sheets of Consolidated Envirowaste Industries Inc. as at September 30, 2004 and 2003 and the consolidated statements of income and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“ELLIS FOSTER”
November 12, 2004	Chartered Accountants

EF
A partnership of incorporated professionals
An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
- members in principal cities throughout the world

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Balance Sheets
September 30 , 2004 and 2003

	2004	2003

ASSETS
Current
Cash and cash equivalents	$2,843,341	$1,581,376
Accounts receivable	4,027,593	2,814,694
Inventories (note 2)	759,242	952,936
Refundable income taxes	70,863	64,340
Future income tax asset	219,222	215,255
Prepaid expenses and deposits	283,207	333,716

	8,203,468	5,962,317
Property, plant and equipment (note 3)	9,509,709	8,316,414

Assets under capital leases (note 4)	2,896,260	2,338,974

Future income tax asset	—	217,424

Other assets (note 5)	33,191	36,365

	$20,642,628	$16,871,494

LIABILITIES
Current
Demand loans, secured (note 6)	$430,000	$260,000
Accounts payable and accrued liabilities	2,336,451	1,867,039
Deferred revenue	780,421	217,849
Principal portion of long-term debt due within one year	1,553,047	1,078,684
Principal portion of capital lease obligations due within one year	699,392	500,370
Principal portion of loans due within one year	173,939	—

	5,973,250	3,923,942

Long-term debt (note 7)	2,285,451	2,093,100

Obligations under capital leases (note 8)	1,961,734	1,566,740

Loans payable (note 9)	2,324,734	2,375,870

Future income taxes payable	697,905	176,874

	13,243,074	10,136,526

SHAREHOLDERS’ EQUITY
Share capital (note 10)	15,456,513	15,323,082
Contributed surplus	4,675	—
Unrealized foreign exchange gain	226,626	528,838
Deficit	(8,288,260)	(9,116,952)

	7,399,554	6,734,968

	$20,642,628	$16,871,494

Commitments (note 13)
Contingent liabilities (note 14)

Approved by the Directors:	“Douglas R. Halward”	“James Darby”

	Douglas R. Halward	James Darby

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Income and Deficit
Years Ended September 30, 2004 and 2003

	2004	2003

Revenue
Bulk	$1,657,344	$1,723,745
Packaged products	2,004,593	2,830,505
Tipping fees, net	20,874,789	17,034,714

	24,536,726	21,588,964

Cost of sales (schedule)	13,519,126	12,760,595

Gross margin	11,017,600	8,828,369

Direct selling expenses (schedule)	4,152,680	3,717,091

General and administrative expenses (schedule)	5,156,233	4,379,857

Operating income	1,708,687	731,421

Other income
Interest and sundry	46,974	148,239
Gain on disposal of property, plant and equipment	274,465	71,770

Income before income taxes	2,030,126	951,430

Income taxes (note 15)	1,020,096	420,532

Income from continuing operations	1,010,030	530,898

Discontinued operations (note 16)
Earnings (loss) before income taxes	(290,742)	(303,153)
Income tax recovery	109,404	113,986

Net loss from discontinued operations	(181,338)	(189,167)

Net income for the year	828,692	341,731

Deficit, beginning of year	(9,116,952)	(9,458,683)

Deficit, end of year	$(8,288,260)	$(9,116,952)

Earnings per share - basic	$0.08	$0.03

Weighted average number of common shares outstanding - basic	10,176,801	9,987,789

Earnings per share - diluted	$0.08	$0.03

Weighted average number of common shares outstanding - diluted	10,213,676	10,114,529

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Cash Flows
Years Ended September 30, 2004 and 2003

	2004	2003

Cash flows from (used in) operating activities
Net income for the year	$828,692	$341,731
Items not involving cash:
Amortization	2,546,817	2,289,665
Gain on disposal of property, plant and equipment	(408,115)	(71,770)
Stock-based compensation	4,675	—
Unrealized foreign exchange gain (loss)	(302,212)	124,260
Issuance of shares for non-cash consideration	75,000	—
Future income taxes	734,488	346,180

	3,479,345	3,030,066
Change in non-cash working capital:
Accounts receivable	(1,212,899)	(464,721)
Inventories	193,694	131,406
Refundable income taxes	(6,523)	11,246
Prepaid expenses and deposits	50,509	(52,178)
Accounts payable and accrued liabilities	469,412	(664,245)
Deferred revenue	562,572	92,903
Current portion of long-term debt	474,363	576
Current portion of capital lease obligations	199,022	85,322
Current portion of loans payable	173,939	—

	4,383,434	2,170,375

Cash flows from (used in) financing activities
Increase (decrease) in long-term debt, net	192,351	688,728
Increase (decrease) in obligations under capital leases, net	394,994	(196,179)
Decrease in loans payable	(51,136)	(10,442)
Issuance of share capital	58,431	6,660

	594,640	488,767

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(3,087,734)	(4,185,238)
Proceeds from the sale of property, plant and equipment	425,320	158,274
Acquisition of assets under capital leases	(1,223,695)	(675,795)

	(3,886,109)	(4,702,759)

Increase (decrease) in cash and cash equivalents	1,091,965	(2,043,617)

Cash and cash equivalents, beginning of year	1,321,376	3,364,993

Cash and cash equivalents, end of year	$2,413,341	$1,321,376

Represented by:
Cash and cash equivalents	$2,843,341	$1,581,376
Demand loans, secured	(430,000)	(260,000)

	$2,413,341	$1,321,376

Supplementary information:
Interest paid in cash	$576,488	$502,923
Income taxes paid in cash	$315,338	$130,105

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2004 and 2003

1.	Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)	Basis of Presentation

The Company follows Canadian generally accepted accounting principles in the preparation of these financial statements. All dollar amounts are reported in Canadian funds.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S. subsidiaries, Consolidated Resource Recovery, Inc. – Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery, Inc. – Georgia operations (“Greencycle”), a Georgia corporation.

(c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(d)	Inventories

Inventories of raw materials are valued at the lower of cost and net realizable value. Inventories of work-in-process and finished goods are valued at the lower of standard cost and market value.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2004 and 2003

1.	Significant Accounting Policies (continued)

(e)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates pro-rated from initial utilization:

Plant	4%,5%,14%,20%&33%
Land improvements	6.7% & 8%
Equipment	10%, 20%, 33% & 50%
Office equipment	20% & 33%
Leasehold improvements	20% & 33%
Computer equipment	30% & 33%
Packaging plates and artwork	20%
Automotive equipment	20% & 30%

(f)	Assets Under Capital Leases

Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as property, plant and equipment.

(g)	Other Assets

Trademarks	Recorded at cost; amortized on a straight-line basis over periods of 10 years or 15 years

Technology license	Recorded at cost; amortized on a straight-line basis over 20 years

(h)	Foreign Currency Translation

The Company treats the operations of Envirowaste International Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains or losses are presented as a component of equity.

(i)	Cash Equivalents

Cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at September 30, 2004 and 2003 the Company had no cash equivalents.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2004 and 2003

1.	Significant Accounting Policies (continued)

(j)	Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of The Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(k)	Earnings Per Share

Earnings per share are computed as recommended by Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants. Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

(l)	Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value method for all direct awards of stocks in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook, section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. The fair value of the options granted are estimated at the date of grant using the Black-Scholes valuation model. Stock-based compensation is amortized into earnings over the vesting period of the related options. As the expense is incurred, an offset is created in contributed surplus in shareholders’ equity, which is converted into share capital when the related options are exercised. During the year, the Company granted 60,000 options (2003 – nil) and charged $4,675 (2003 - $nil) to income.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2004 and 2003

1.	Significant Accounting Policies (continued)

(m)	Revenue Recognition

Revenues from the sale of bulk and packaged products are recognized when title and risk of loss transfers to the customer, which is generally upon shipment.

Revenues from tipping fees are recognized as services are performed and are billed pursuant to the contract terms. The Company also occasionally performs contracting services for customers under a cost plus billing arrangement. Revenues related to these services are recognized gross in net revenues, with the related costs recorded in cost of sales.

Certain contracts provide for billings upon receipt of material. These revenues are deferred and then recognized as the material is processed and all contractual commitments, including disposal and site remediation have been completed.

(n)	Goodwill and Other Intangible Assets

The Company follows the recommendations of the CICA Handbook, Section 3062, Goodwill and Other Intangible Assets, under which a recognized intangible asset should be amortized over its useful life to an enterprise unless the life is determined to be indefinite. An intangible asset with an indefinite life will not be amortized but will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The impairment test will consist of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss will be recognized in an amount equal to the excess and charged to operations.

(o)	Environmental and Site Remediation Liability

The Company could be subject to liability for environmental matters resulting from the operation of its waste processing facilities. The Company accrues these costs in the period when responsibility is established and when such costs are probable and reasonably estimable based on current law and existing technology. Any substantial liability incurred by the Company arising from environmental damage could have a material adverse effect on the Company’s business, its financial condition and on its results of operations. The Company is not presently aware of any situations that would have a material adverse impact on its business, its results of operations or its financial condition. The Company allows for postclosure and remediation costs for facilities at operating locations by deferring revenue in the current period in amounts sufficient to cover future anticipated costs based on management’s judgement and experience in remediating sites.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2004 and 2003

2.	Inventories

	2004	2003

Raw materials and supplies	$618,784	$749,968
Work-in-process	35,714	26,458
Finished goods	104,744	176,510

	$759,242	$952,936

3.	Property, Plant and Equipment

	2004			2003
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Land	$2,378,050	$—	$2,378,050	$1,698,133
Plant	2,857,632	891,842	1,965,790	978,470
Land improvements	1,481,115	540,144	940,971	191,695
Equipment	9,084,709	5,530,665	3,554,044	3,152,949
Office equipment	266,734	95,399	171,335	42,652
Leasehold improvements	168,528	157,837	10,691	29,775
Computer equipment	136,045	98,029	38,016	30,977
Packaging plates and artwork	337,634	302,927	34,707	47,488
Automotive equipment	954,179	538,074	416,105	389,372
Construction in progress	—	—	—	1,754,903

	$17,664,626	$8,154,917	$9,509,709	$8,316,414

The Company’s subsidiary has constructed a corporate office building, shop and on-site processing facilities, the costs for which are included in construction in progress. The Company began occupying the facility in October, 2003.

4.	Assets Under Capital Leases

	2004			2003
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Equipment	$4,346,643	$1,451,176	$2,895,467	$2,333,426
Office equipment	23,775	22,982	793	5,548

	$4,370,418	$1,474,158	$2,896,260	$2,338,974

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2004 and 2003

5.	Other Assets

	2004	2003

Goodwill, net of accumulated amortization of $51,318 (2003 - $51,318)	$21,995	$21,995

Trademarks, net of accumulated amortization of $20,620 (2003 - $17,524)	10,340	13,436

Technology license, net of accumulated amortization of $701 (2003 - $623)	856	934

	$33,191	$36,365

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

6.	Demand Loans,Secured

At September 30, 2004, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities with the Royal Bank of Canada. The credit facilities include a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”) plus 1.5% per annum, and a peak period revolving demand loan of $250,000 bearing interest at RBP plus 2.0% per annum. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (see Note 9). The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. The Company was in compliance with these convenants at September 30, 2004.

At September 30, 2004, borrowings outstanding on the operating lines of credit were $430,000 (September 30, 2003 — $260,000).

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2004 and 2003

7. Long-term Debt

	2004	2003

Notes bearing interest at rates ranging from 0% to 10.5% per annum and are repayable in up to 60 monthly installments of principal and interest through 2009, collateralized by the related equipment.	$2,685,985	$2,022,371

Mortgage payable bearing interest at 5.95% per annum and repayable in 35 monthly installments of Cdn $31,733 (US $25,237), including interest.	774,108	1,149,413

Promissory note payable bearing interest at the 30-day London Interbank Offered Rate (“LIBOR”) plus 3.5% repayable in full on February 28, 2005 (the note was repaid in full on October 13, 2004).	378,405	—

	3,838,498	3,171,784
Less: Principal due within one year	(1,553,047)	(1,078,684)

	$2,285,451	$2,093,100

The mortgage and promissory notes are secured by a first charge on the mortgaged property and a first security interest in all the assets of the Company’s subsidiary CRRI supported by guarantees of related companies. The mortgage and certain of the notes contain restrictive covenants, including, among others, a debt service coverage ratio and a debt to worth ratio. The Company was in compliance with or obtained a waiver for all of these covenants as of September 30, 2004.

Principal obligations due within the next five years are as follows:

2005	$1,553,047
2006	1,060,137
2007	536,818
2008	453,636
2009	234,860

$3,838,498

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2004 and 2003

8. Obligations Under Capital Leases

Capital lease obligations consist of leases on mobile equipment and office equipment, repayable over varying terms from 36 to 62 months at interest rates ranging from 5.3% to 12.99% per annum. Future minimum lease payments are as follows:

2005	$840,989
2006	833,728
2007	688,879
2008	346,609
2009	279,356

Minimum lease payments	2,989,561

Less: amounts representing interest	(328,435)

Present value of obligations under capital leases	2,661,126

Less: principal due within one year	(699,392)

$1,961,734

9. Loans Payable

By loan agreements, and as amended, between the Company and two of its directors and officers, the Company has borrowed a total of $2,348,673 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. In addition to the security listed below, the Company has agreed to provide one of the directors, a guarantee and postponement of claim supported by a registered charge over the assets of it’s US subsidiaries and agreed to repay note principal subject to certain conditions (see Commitments – Note 13). At September 30, 2004, $173,939 of the loan principal is to be paid to the director on or before February 28, 2005.

On April 1, 1999, the Company borrowed $300,000 from a shareholder to meet the Company’s short-term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5% per annum, payable monthly. The Company repaid $150,000 of the loan on October 22, 2002.

The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, BC property. The loans are subrogated to the Royal Bank of Canada debt (note 7(a)). While the terms of repayment for the loans are on a demand basis, the lenders will not call for repayment of the debts on or before September 30, 2005.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2004 and 2003

10. Share Capital

(a)	Authorized: 50,000,000 common shares, no par value

(b)	Issued and fully paid:

	2004		2003
	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital

Balance, beginning of year	9,994,299	$15,976,859	9,976,299	$15,970,199

Issued during the year:
Exercise of stock options for cash	152,900	58,431	18,000	6,660
For financing services	100,000	75,000	—	—

	10,247,199	16,110,290	9,994,299	15,976,859
Share issue expenses	—	(653,777)	—	(653,777)

Balance, end of year	10,247,199	$15,456,513	9,994,299	$15,323,082

(c)	The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise
	of Shares	Price Per Share	Expiry Date
Directors	402,500	0.60	March 14, 2007
Employees	127,000	0.27	February 15, 2005
Employees	182,000	0.60	March 14, 2007
Employees*	60,000	0.44	July 7, 2009

	771,500

*	This option is vested as to 20,000 shares each on December 31, 2004, 2005 and 2006, provided, in each case, that the employee is employed by the Company on the vesting date.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2004 and 2003

10. Share Capital (continued)

(c)	(continued)

A summary of the stock option activity for the current year is as follows:

		Weighted
		Average
		Exercise
	Shares	Price

Outstanding at October 1, 2003	885,900	$0.51
Granted	60,000	0.44
Cancelled	(21,500)	0.56
Exercised	(152,900)	0.38

Outstanding at September 30, 2004	771,500	$0.53

Options outstanding and exercisable at September 30, 2004 are as follows:

				Weighted	Weighted
				Average	Average
			Average	Exercise	Exercise
Range of			Remaining	Price on	Price on
Exercise	Number	Number	Contractual	Outstanding	Exercisable
Prices	Outstanding	Exercisable	Life (year)	Options	Option

$0.27-$0.60	771,500	711,500	2.30	$0.53	$0.54

On March 4, 2003, the Company adopted a share option plan subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 common shares of the Company are issuable under the plan, including 911,900 options outstanding on the date of adoption.

11. Related Party Transactions

Included in accounts payable and accrued liabilities at September 30, 2004 were amounts aggregating $627,065 (2003 - $390,482) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to the loans, as detailed in note 9, the Company entered into the following transactions with the directors of the Company:

	2004	2003

Management remuneration	$597,649	$401,697
Interest and loan fees	255,105	181,425

	$852,754	$583,122

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2004 and 2003

12. Geographically Segmented Information

Year Ended September 30, 2004	Canada	United States	Elimination	Consolidated

Revenue
Bulk	$597,299	$1,060,045	$—	$1,657,344
Packaged products	2,004,593	—	—	2,004,593
Tipping and processing fees	301,164	20,573,625	—	20,874,789
Inter-segment	971,419	548,727	(1,520,146)	—

	3,874,475	22,182,397	(1,520,146)	24,536,726

Expenses
Inter-segment	201,809	1,318,337	(1,520,146)	—
Other	4,226,996	18,279,604	—	22,506,600

	4,428,805	19,597,941	(1,520,146)	22,506,600

Earnings (loss) before income taxes	(554,330)	2,584,456	—	2,030,126
Income taxes	—	1,020,096	—	1,020,096

Earnings (loss) from continuing operations	(554,330)	1,564,360	—	1,010,030
Loss from discontinued operations, net of tax	—	(181,338)	—	(181,338)

Net earnings (loss) for the year	$(554,330)	$1,383,022	$—	$828,692

			Consolidated
	Canada	United States	Total

Assets
Property, plant & equipment	$1,674,403	$10,731,566	$12,405,969
Other	852,535	7,384,124	8,236,659

	$2,526,938	$18,115,690	$20,642,628

Property, plant and equipment and assets acquired under capital lease – current expenditures	$59,218	$4,252,211	$4,311,429

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2004 and 2003

12. Geographically Segmented Information (continued)

Year Ended September 30, 2003	Canada	United States	Elimination	Consolidated

Revenue
Bulk	$492,943	$1,230,802	$—	$1,723,745
Packaged products	2,830,505	—	—	2,830,505
Tipping and processing fees	255,669	16,779,045	—	17,034,714
Inter-segment	907,180	670,190	(1,577,370)	—

	4,486,297	18,680,037	(1,577,370)	21,588,964

Expenses
Inter-segment	267,496	1,309,874	(1,577,370)	—
Other	4,294,851	16,342,683	—	20,637,534

	4,562,347	17,652,557	(1,577,370)	20,637,534

Earnings (loss) before income taxes	(76,050)	1,027,480	—	951,430
Income taxes	—	420,532	—	420,532

Earnings (loss) from continuing operations	(76,050)	606,948	—	530,898
Loss from discontinued operations, net of tax	—	(189,167)	—	(189,167)

Net earnings (loss) for the year	$(76,050)	$417,781	$—	$341,731

			Consolidated
	Canada	United States	Total

Assets
Property, plant & equipment	$1,827,743	$8,827,645	$10,655,388
Other	1,094,247	5,121,859	6,216,106

	$2,921,990	$13,949,504	$16,871,494

Property, plant and equipment and assets acquired under capital lease – current expenditures	$165,777	$4,695,256	$4,861,033

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2004 and 2003

13. Commitments

(a)	CRRI has entered into an employment agreement with a certain member of management for an indefinite period. This agreement provides for a total monthly salary of approximately Cdn$12,614 (US$10,000) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases at the discretion of the Company.

(b)	The Company has entered into operating leases for certain machinery equipment and office space. Rental expense under these leases was approximately Cdn$1,743,035 (including US$1,177,265) for the year ended September 30, 2004. Minimum future rental payments under these leases are as follows:

2005	$1,313,232
2006	483,258
2007	233,374
2008	—
2009	—

$2,029,864

(c)	Pursuant to an agreement with one of its directors (see Note 9), the Company has committed to make principal repayments on his loan on or before February 28th of the year following, equivalent to 10% of its annual consolidated pre-tax profit, subject to certain restrictions.

14. Contingent Liabilities

The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2004 and 2003

15. Income Taxes

The provision for income taxes from continuing operations is comprised of the following:

	2004	2003

Provision for income taxes – current	$193,052	$141,036
Future income tax expense	827,044	279,496

	$1,020,096	$420,532

At September 30, 2004, management is of the opinion that the “more likely than not” criteria have been met with respect to the U.S. operations and in accordance with generally accepted accounting principles the Company has recognized the future income tax (“FIT”) benefits arising from loss carry-forwards of prior years and other timing differences. The future income tax recovery has resulted from the recognition of the FIT assets in the current year.

With respect to the Canadian operations, management has claimed a valuation allowance equal to future income tax benefits arising from their loss carry forwards, reflecting the position that these tax assets, more likely than not, will not be realized.

At September 30, 2004 the Company had, for Canadian tax purposes, operating losses aggregating approximately $2,888,000.

These losses are available to reduce taxable incomes earned by the Canadian operations of future years and expire as follows:

2005	$1,550,000
2006	740,000
2007	—
2008	20,000
2009	—
2010	70,000
2014	508,000

$2,888,000

The net operating losses available to offset future revenues of the U.S. operations are approximately US$66,030 and expire at various times through 2021.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2004 and 2003

16. Discontinued Operations

During 2004, the Company elected to cease operations of Greencycle in an effort to focus its efforts on its Florida operations. The operations will be wound down during the first half of fiscal 2005, and as such, the results of its operations are presented as discontinued operations on a comparative basis.

The following summarizes the significant items removed from continuing operations on a comparative basis for the years ended September 30, 2004 and 2003.

	2004	2003

Revenue	$2,215,830	$2,769,126

Equipment rentals and administrative costs charged by Florida	(382,139)	(541,047)
Greencycle’s share allocated costs from parent	(155,678)	(210,778)
Other expenses	(1,859,351)	(2,206,468)

Loss net of group income tax recoveries	$(181,338)	$(189,167)

The following summarizes the assets and liabilities of Greencycle as of September 30, 2004, included in the accompanying consolidated balance sheet.

Cash	$83,494
Accounts receivable	132,854
Property, plant and equipment	6,062
Other assets	8,577
Accounts payable and accrued expenses	65,848
Payable to affiliates	16,777
Deferred revenue	182,404

In addition to deferred revenue, which represents revenues received on material yet to be processed in accordance with existing contractual agreements at September 30, 2004, the Company has recorded $12,904 (US$10,230) in exit costs to be incurred upon the completion of its remaining contractual commitments. These costs are included in accounts payable and accrued expenses above and no additional incremental costs are anticipated.

Upon the completion of Greencycle’s commitments, all remaining net assets and personnel will be absorbed into the Florida operations.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
September 30, 2004 and 2003

17. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash, accounts receivable, prepaid expenses and deposits, bank indebtedness, demand loans, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments.

18. Comparative Figures

Certain 2003 comparative amounts have been reclassified to conform with the financial statement presentation adopted for the current year.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Cost of Sales Years Ended September 30, 2004 and 2003

	2004	2003

Direct materials
Inventory, beginning of year	$739,180	$691,571
Purchases of direct materials and subtrades	1,720,149	2,072,589
Testing	21,670	18,446

Cost of direct materials available for use	2,480,999	2,782,606
Less: Inventory, end of year	(618,784)	(739,180)

Direct materials used	1,862,215	2,043,426

Direct labour	3,613,102	3,263,187

Manufacturing overhead	7,986,693	7,286,075

Manufacturing costs incurred for the year	13,462,010	12,592,688
Work-in-process, beginning of year	26,458	55,697

	13,488,468	12,648,385
Less: Work-in-process, end of year	(35,714)	(26,458)

Cost of goods manufactured	13,452,754	12,621,927
Finished goods, beginning of year	171,116	309,784

	13,623,870	12,931,711
Less: Finished goods, end of year	(104,744)	(171,116)

	$13,519,126	$12,760,595

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated Direct Selling Expenses Years Ended September 30, 2004 and 2003

	2004	2003

Advertising	$40,214	$47,298
Amortization - bag plates and artwork	21,893	18,442
Automobile	6,600	4,620
Bad debts	31,674	26,252
Commissions	8,400	8,400
Discounts and allowances	46,686	109,330
Entertainment and promotion	2,548	1,997
Freight out	3,502,375	3,088,195
Marketing consulting	37,688	34,881
Miscellaneous	46,586	39,979
Travel	408,016	337,697

	$4,152,680	$3,717,091

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedules of Consolidated General and Administrative Expenses Years Ended September 30, 2004 and 2003

	2004	2003

Advertising	$25,602	$41,789
Amortization	452,171	289,608
Automobile	34,743	33,102
Bank charges and interest	13,628	20,600
Business taxes, licenses and fees	67,685	49,183
Consulting fees	126,655	186,296
Education and training	27,364	28,246
Entertainment and promotion	104,197	85,717
Foreign exchange loss	64,713	3,440
Insurance	26,255	23,907
Interest on long-term debt	562,860	482,323
Management remuneration	507,363	297,188
Miscellaneous	41,888	32,097
Office and stationery	88,401	90,709
Professional fees	221,908	234,237
Rent and office services	106,114	124,288
Shareholder relations	35,027	34,000
Stock-based compensation	4,067	—
Telephone	149,279	154,300
Transfer agent and filing fees	28,805	22,874
Travel	71,838	75,699
Wages and benefits	2,395,670	2,070,254

	$5,156,233	$4,379,857

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

QUARTERLY REPORT FOR THE FOURTH
QUARTER ENDED SEPTEMBER 30, 2004

SCHEDULE A:		FINANCIAL INFORMATION
See accompanying audited financial statements for the year ended September 30, 2004.

SCHEDULE B:		SUPPLEMENTARY INFORMATION

1.		Analysis of expenses and deferred costs: See accompanying audited financial statements for the year ended September 30, 2004.

2.		Related party transactions: See Note 11 to the financial statements.

3.	(a)	Summary of securities issued: See Note 10 to the financial statements.

3.	(b)	Summary of options granted: See Note 10 to the financial statements.

4.	(a)	Summary of authorized share capital: See Note 10 to the financial statements.

4.	(b)	Number and recorded value of shares issued: See Note 10 to the financial statements.

4.	(c)	Description of options, warrants and convertible securities: See Note 10 to the financial statements.

4.	(d)	Shares subject to escrow or pooling agreements: None

5.	(a)	Directors:
		Douglas R. Halward	Derrick M. J. Rolfe
		James E. H. Darby	Richard J. M. Chase

5.	(b)	Officers: James E. H. Darby–Chairman, Chief Executive Officer and Secretary Douglas R. Halward–President

SCHEDULE C:		MANAGEMENT DISCUSSION

See accompanying Management Discussion.

February 14, 2005
MANAGEMENT DISCUSSION AND ANALYSIS
September 30, 2004

Background

Consolidated Envirowaste Industries Inc. (the “Company”) is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

This MD&A should be read in conjunction with Consolidated Envirowaste Industries Inc.’s audited consolidated financial statements for the year ended September 30, 2004 and related notes which are available on SEDAR at www.sedar.com. These financial statements are reported in Canadian currency and have been prepared in accordance with Canadian generally accepted accounting principles. Segment information for the Company’s two business units–Canadian and US Operations, are presented in note 12 of the statements.

During the latter part of the 2004 fiscal year, the Company elected to wind down the operations of its Georgia subsidiary as it substantially curtails its activities and completes its obligations early in the 2005 fiscal year. The results of its operations are presented separately as discontinued operations on a comparative basis see (Note 16).

Overall Results for Fiscal 2004

Revenue from continuing operations increased 13% to $24.5 million in fiscal year 2004 from $21.6 million in 2003. Gross margins improved 4% and net income after tax from continuing operations for the year ended September 30, 2004 nearly doubled to $1,010,030 or $0.10 per share ($0.10 fully-diluted) compared to $530,898 or $0.05 per share ($0.05 fully-diluted) from continuing operations for the fiscal year ended September 30, 2003. The loss from discontinued operations net of tax recoveries was relatively unchanged at $181,338 or $0.02 per share ($0.02 fully-diluted) compared to an after tax loss of $189,167 or $0.02 per share ($0.02 fully-diluted) for the 2003 fiscal year. Overall income after income tax for fiscal year 2004 rose 42% to $828,692 or $0.08 per share ($0.08 fully-diluted).

The improvement in operating results can be largely attributed to our US operations which had higher sales from a recovering private sector and storm activity late in the year, and improved operational efficiencies. These results were dampened by the continuing rise in the strength of the Canadian dollar compared to its US counterpart and results in our Canadian operations during fiscal 2004 compared to the previous year.

The Company generated $2.2 million in cash flows from operating activities after changes in non-cash working capital items and improved cash and equivalents by more than $1 million for the year ended September 30, 2004 compared to the year ended September 30, 2003.

Abnormally high year end receivable, accounts payable and deferred revenue balances in our US operations from two major storms during the last six weeks of the 2004 fiscal year accounted for a net increase of $143,000 in cash flows resulting from changes in these working capital items compared to the previous fiscal year. Year-end accounts payable and accrued liabilities totals over those of the previous year, also increased from higher accrued incentive compensation commensurate with our improved operational results for the current year. Other increases in 2004 cash flows originating from changes in working capital compared to 2003 can be attributed to a reduction in inventories to match lower demand in our Canadian operations and a $174,000 addition to current liabilities representing new repayment terms from the consolidation of a director’s loans during fiscal 2004. Cash and cash equivalents were replenished during fiscal year 2004 compared to 2003 when the Company used internally generated funds to construct its Florida facility.

Capital expenditures were predominantly US related as the Company acquired and replaced equipment to meet increasing demand and improve efficiency, completed the Florida facility construction, and acquired property to provide long-term stability on an operating site. The Company utilized a combination of secured notes and capital leases for equipment acquisitions, replaced its construction bridge loan with a three year mortgage on the Florida facility to partially replace internal funds used, and utilized a revolving credit facility and internal funds to acquire the operating site property.

US Operations

As mentioned above, the Company’s results from continuing operations exclude the Georgia subsidiary and reflect only the results of its US holding company and Florida subsidiary.

Florida derives revenue from tipping and processing fees under long-term municipal contracts and shorter term private work, as well as the bulk sale of processing residues from some sites. More lucrative revenues from the recovering private sector, new long-term contracts, and increased storm activity in the US Southeast were prime factors that drove increases in 2004 revenues (up 20% to $21.6 million from $18 million), gross margin percentage (up 4.5%) and net after-tax income (up 97% to $1.6 million from $796,000) in terms of Canadian funds compared to fiscal 2003. The effect of currency translation overshadowed larger increases in terms of US funds as the Canadian dollar rose an average of nearly 9% during the year ended September 30, 2004 compared to the year ended September 30, 2003. In terms of US dollars, sales rose 32% and after tax net income from continuing operations rose 116% from $546,000 for the fiscal 2003 year compared to $1,178,000 in 2004. Currency translation differences between the two fiscal years had the effect of reducing the revenue increase by almost C$2.2 million dollars, net earnings form continuing operations by approximately C$149,000, and overall net earnings including discontinued operations by about C$135,000. The Company estimates that for every $0.10 change in the Canadian dollar versus its US counterpart, revenue is affected by approximately C$1.6 million and net after tax earnings by about C$103,000 or $0.01 per share ($0.01 fully diluted).

Input costs such as labour, fuel, equipment rent and amortization, and equipment maintenance all increased at rates in line with revenue increases. Transportation costs to remove processing residues from sites–the majority of US selling costs–fell in relation to the sales increase, as the Company continued to see benefits from ownership of transportation equipment it purchased during the latter part of fiscal 2003. Administrative costs for fiscal 2004 were proportionate to sales compared last year.

Better operational performance in 2004 translated into higher cash flows from operations after changes in working capital items from the Company’s US operations as cash flows increased by C$1,367,000 (US$1,060,000) to C$3.9 million (US$2.5 million) compared to C$2 .6 million (US$1.4 million) in the prior year. As previously indicated, higher year-end receivable, payable and deferred revenue balances from storm activity late in the year compared to those at September 30, 2003 aided this cash flow increase. Another component of this increase was a C$388,000 (US$378,000–differing exchange rates at the year-ends) change in future income tax balances at September 30, 2004 versus those at September 30, 2003, arising out of timing differences between book and tax amortization compared to similar changes in year-end balances last year. The majority of this change comes from timing differences between book and tax amortization from accelerated depreciation rates for tax purposes on newly acquired equipment. Following property and equipment acquisitions and financing mentioned above, together with a C$483,000 (US$418,000) increase in advances from the Canadian operations, cash and cash equivalents stood at C$2.8 million (US$2.2 million)–an increase of C$1.2 million or just over US$1 million compared to cash and cash equivalents of C$1.6 million (US$1.2 million) at September 30, 2003. The US operations’ working capital increased by C$987,000 to C$2,939,000 and it had a working capital ratio of 1.7:1 compared to C$1,952,000 and 1.7:1 respectively at September 30, 2003. Debt to equity at the year-end, including amounts owed to the parent Company, was 1.26:1 compared to 1.14:1 at September 30, 2003 as debt levels rose slightly more than equity after the effect of a C$302,000 drop in the cumulative unrealized foreign exchange gain component of equity.

Canadian Operations

While severe weather patterns aided the US operations, it had the opposite effect on the Company’s Canadian operations. Revenue was down approximately $704,000 (20%) from 2003 levels. Weather patterns–from warm, mild fall/winter conditions, a wet spring, to the summer heat and drought in British Columbia similar to 2003, offset by a wet and cold growing season on the Canadian Prairies and Eastern Ontario–and competitive pressures from continued vendor consolidation in the retail soil market reduced packaged product sales. Early year revenue gains were sustained as bulk and tipping revenue improved, while packaged products declined 29% from year earlier levels. This in turn, had negative affects on margins, selling costs, net earnings, cash flows and working capital in the Canadian units which continued to operate at core levels.

We are pleased to advise that we continue to be within the B.C. Ministry of Water, Land and Air Protection guidelines under our amended new permit and the diversion system continues to provide the desired effect.

Liquidity and Capital Resources

Cash flow and working capital continue to be adequate for the Company’s needs, and continuing improved operating results should provide adequate access to commercial financing to meet ongoing capital requirements, should the need arise.

During the year the Company increased net long-term debt by $192,000 and net long-term capital lease obligations by $395,000 after giving effect to currency translation differences to finance capital expenditures. The Company received proceeds of $58,431 from the exercise of existing stock options during the year. In conjunction with the Company’s loan consolidation agreement completed earlier in fiscal 2004, the Company provided a director with a guarantee and postponement of claim supported by a registered charge over the assets of the Company’s US subsidiaries and issued to him 100,000 Common shares at a deemed price of $0.75 per share as a bonus for his continued financial support.

Outlook

The Company, through its US operations will have benefit from the carryover of storm related activities into the first quarter of 2005. In the first quarter of 2005, the Company’s Florida subsidiary will utilize approximately US$600,000 of cash on hand in early retirement of its floating-rate revolving credit facility (used in the 2004 acquisition of its operating site) together with older higher rate equipment notes. In fiscal 2005, will continue to seek opportunities for continued business development. Weather patterns and competitive pressures will play important roles in future revenue growth and adjustments required to operating levels to meet market demands. Canadian and US exchange rates continue to be a key element of the Company’s results, however, we anticipate relatively more stable exchange rates as we go forward during the 2005 fiscal year.

[signed]	[signed]

James E. Darby	Douglas R. Halward
Chairman and Chief Executive Officer	President

EXHIBIT C

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

2 0 0 5	Notice of Annual & Extraordinary
General Meeting of Shareholders

A N N U A L	Information Circular

& E X T R A O R D I N A R Y	Audited Financial Statements for the
Fiscal Year Ended September 30, 2004

G E N E R A L

M E E T I N G

Place:	Offices of Bull, Housser & Tupper
Garry Oak Boardroom, 30th Floor
1055 West Georgia Street
Vancouver, BC

Time:	10:00 a.m.
Date:	Tuesday, March 29, 2005

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

C O R P O R A T E	Head Office
27715 Huntingdon Road
D A T A	Abbotsford, BC V4X 1B6

Directors and Officers
James E.H. Darby, Director, Chairman,
Chief Executive Officer & Secretary
Douglas R. Halward, Director
& President
Richard J.M. Chase, Director
Derrick M.J. Rolfe, Director

Registrar & Transfer Agent
Computershare Trust Company
of Canada
3rd Floor
510 Burrard Street
Vancouver, BC V6C 3B9

Solicitors
Bull, Housser & Tupper
Barristers & Solicitors
3000 - 1055 West Georgia Street
Vancouver, BC V6E 3R3

Auditors
Ellis Foster
Chartered Accountants
1650 West 1st Avenue
Vancouver, BC V6J 1G1

Listing
Tier 1
TSX Venture Exchange
Symbol CWD

Consolidated Envirowaste Industries Inc.

Message to Shareholders,

Envirowaste made good progress in 2004, and we are pleased to report our business strategies continue to bear fruit with the Company recording its fourth consecutive year of profitability.

Net earnings after income taxes from continuing operations for the fiscal year ended September 30, 2004 nearly doubled to $1,010,030 or $0.10 per share ($0.10 diluted) compared with $530,898 or $0.05 per share ($0.05 diluted) for 2003. With the pending wind-up of our Georgia subsidiary representing an after-tax loss from discontinued operations of $181,338 ($0.02 per share–$0.02 diluted) for fiscal 2004 compared to a 2003 loss of $189,167 ($0.02 per share–$0.02 diluted), our overall net earnings after tax rose nearly 42% to $828,692 or $0.08 per share ($0.08 diluted) compared to $341,731 or $0.03 per share ($0.03 diluted) for the same 12 month period last year.

Bottom line improvements over last year were driven by a 13% increase in sales to $24.5 million compared to $21.6 million in 2003, a 4% improvement in gross margins over last year, and reducing or maintaining other costs in proportion to sales increases. The increase in operating results can largely be attributed to our US operations that benefitted from a recovering private sector, new municipal contracts, increased storm activity late in the year, and operational efficiency initiatives. They were dampened by a Canadian currency that rose an average of 9% against its US counterpart during 2004 compared to 2003, and results of our Canadian operations during the year ended September 30, 2004 compared to the prior year. The Company generated $4.4 million in cash flows from operating activities after changes in non-cash working capital items and improved cash and cash equivalents by more than $1 million compared to 2003.

During 2004, the Company was affected by some important events and we achieved some significant objectives which included the following:

•	Completion of its new Florida operational and administrative facilities early in the first quarter;

•	Past investment decisions in securing our own transportation equipment proved successful in producing anticipated operational efficiencies and cost containment allowing us to build on this plan for greater results in the future;

•	Conversion of the leased operating site to ownership provided us with confirmation that our strategy, as initially conceived, produced the desired results. We can go forward with reasonable assurance that this development strategy will build upon the Company’s asset base and enhance future earnings.

•	Creation of an in-house training program to train our own equipment operators to alleviate staffing constraints from increased demand for heavy equipment operators.

•	Hurricane activity boosted revenue and earnings during the 4th quarter which will continue into the early part of fiscal 2005. Such extremes in weather patterns are expected to continue in the US Southeast.

We move forward into the new fiscal year intending to build on these events and objectives to provide you with long-term shareholder value. We thank you for your continuing support.

On behalf of the Board of Directors

“Per James E. Darby”

James E. Darby
Chairman and Chief Executive Officer

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
(the “Company”)

NOTICE OF ANNUAL & EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the Annual & Extraordinary General Meeting of Shareholders of the Company will be held at the offices of Bull, Housser & Tupper, Garry Oak Boardroom, Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, on Tuesday, March 29, 2005 at 10:00 a.m., for the following purposes:

(a)	To receive the financial statements of the Company for the fiscal year ended September 30, 2004, together with the report of the auditors thereon;

(b)	To appoint auditors and to authorize the directors to fix their remuneration;

(c)	To elect directors;

(d)	To consider and, if deemed appropriate, pass a special resolution approving the alteration of the Company’s Notice of Articles to remove the application of the Pre-existing Company Provisions prescribed under the Business Corporations Act (British Columbia), which continue the application to the Company of certain provisions of the former Company Act (British Columbia);

(e)	To consider and, if deemed appropriate, pass a special resolution approving the adoption of a new form of Articles for the Company;

(f)	To consider and, if deemed appropriate, pass a special resolution approving an increase in the authorized capital of the Company; and

(g)	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

     The financial statements of the Company for the fiscal year ended September 30, 2004, including the auditors’ report thereon, accompany this Notice.

     Shareholders who are unable to attend the meeting are requested to read the notes included in the form of Proxy enclosed and then to complete, date, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice.

     DATED at Abbotsford, British Columbia, this 14th day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

“Douglas R. Halward”

Douglas R. Halward, President

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
27715 HUNTINGDON ROAD
ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604.856.6836
FAX: 604.856.5644

INFORMATION CIRCULAR

as at February 14, 2005

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Consolidated Envirowaste Industries Inc. (the “Company”) for use at the Annual & Extraordinary General Meeting of Shareholders of the Company to be held on Tuesday, March 29, 2005 (the “Meeting”) and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and the Chief Executive Officer of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 3000 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR BENEFICIAL HOLDERS OF SHARES

The shares owned by many shareholders of the Company are not registered on the records of the Company in the shareholders’ own name, but in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “beneficial holders”) should note that only registered

 2

shareholders may vote at the Meeting. A beneficial holder cannot be recognized at the Meeting for the purpose of voting his shares unless he is appointed by the intermediary as a proxyholder.

Applicable regulatory policy requires intermediaries to seek voting instructions from beneficial shareholders. Every intermediary has its own procedures to seek those instructions. Beneficial shareholders should follow those procedures carefully to ensure that their shares are voted at the Meeting.

The majority of brokers in Canada have delegated authority for obtaining instructions from clients to Independent Investor Communications Corp. (“IICC”). IICC typically applies a special sticker to the proxy forms or, alternatively, prepares a separate “voting instruction” form, mails those forms to beneficial holders, and asks beneficial holders to return the proxy or voting instruction forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions for voting at the Meeting. A beneficial shareholder who receives a proxy bearing an IICC sticker or a voting instruction form cannot deposit that proxy or form on the Meeting date to vote common shares at the Meeting. The proxy or form must be returned to IICC in advance of the Meeting in order to allow the shares to be voted by the named proxyholder at the Meeting.

IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

EXERCISE OF DISCRETION

Shares represented by proxy are only entitled to be voted on any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will, on a poll, be voted or withheld from voting in accordance with the specification so made.

SUCH SHARES WILL ON A POLL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding 10,247,199 fully paid and non-assessable Common shares, each share carrying the right to one vote. THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Any Shareholder of record at the close of business on February 14, 2005 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

 3

Name	No. of Shares	Percentage

RBC Equity Investments Inc.	1,666,666	16.26%

James E.H. Darby	1,127,434	11.00%

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (the “Act”).

The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, their committee involvement, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

	Principal Occupation or		No. of
Director (1)	Employment(1)	Director Since	Shares(1)

Douglas R. Halward(2)(3) Resident of B.C., Canada	President of the Company	May 15, 1986	703,825(4)

James E.H. Darby(3) Resident of B.C., Canada	Chairman and Chief Executive Officer of the Company	July 12, 1991	1,127,434

Richard J.M. Chase(2)(3)(5) Resident of B.C., Canada	President, Patrick Group Enterprises Inc.	August 3, 1989	122,683(4)

Derrick M.J. Rolfe(2)(5) Resident of Ontario, Canada	Managing Director, Environmental Research & Development Capital Corporation	September 24, 1996	15,000

NOTES:

(1)	The information as to province and country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) Member of Audit Committee.

(3) Member of Environmental Committee.

(4)	Each of Douglas R. Halward and Richard J.M. Chase owns 375,000 shares (13.6%) of Bio-Waste Industries Limited, an inactive subsidiary of the Company’s wholly-owned subsidiary, The Answer Garden Products Ltd.

(5)	Member of Compensation Committee.

 4

CORPORATE GOVERNANCE

Corporate governance is the structure and process used to direct and manage the business and affairs of a corporation with the objective of enhancing shareholder value. The TSX Venture Exchange (the “Exchange”) requires each Tier 1 issuer to disclose to its shareholders annually information about its corporate governance practices and processes, with reference to the corporate governance disclosure guidelines contained in the Toronto Stock Exchange’s Company Manual (the “TSX Guidelines”), attached as Appendix 1 to this Circular.

The Board of Directors believes that the Company has in place corporate governance practices that are both effective and appropriate to the Company’s size and its relatively uncomplicated business operations. Because of its size and composition, the Board does not find it necessary to appoint many committees or to have in place many formal processes in order to ensure effective corporate governance.

The Board of Directors is composed of four directors, which the Board believes is the appropriate number for the Company, in that it is small enough to facilitate effective decision-making and large enough to provide the necessary breadth of experience.

The Board has determined that the Chief Executive Officer and the President are “related directors” and that the other two directors are “unrelated directors” within the meaning of the TSX Guidelines. In deciding whether a particular director is an “unrelated director”, the Board looks at the factual circumstances to determine whether the director is independent of management of the Company and free from any interest or relationship which could, or could reasonably be perceived to, interfere materially with his ability to act with a view to the best interests of the Company.

The Board of Directors has appointed three committees: the audit committee, the compensation committee and the environmental committee. The audit committee, which is made up of one related director and two unrelated directors, is responsible for reviewing the Company’s financial reporting procedures, internal control and management information systems and external auditors. The audit committee also reviews the annual and quarterly financial statements before those statements are approved by the Board. The compensation committee, which is made up entirely of unrelated directors, is responsible for reviewing and approving compensation for the senior management of the Company. The environmental committee, which is made up of two related directors and one unrelated director, is responsible for the Company’s approach and response to matters related to the environment.

The annual capital and operating plans and the strategic plan for the Company are reviewed and approved annually by the Board of Directors. Subject to compliance with these plans, the Board has delegated day-to-day management responsibility to the Chief Executive Officer and the President of the Company. Material variations from these plans require Board approval.

Because the Board has only four members, it is well able to assess the effectiveness of the Board as a whole and the contributions made by the individual directors without instituting any formal process for that purpose.

The Board meets at least quarterly, or more often if circumstances warrant.

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AUDIT COMMITTEE

Audit Committee’s Charter

The text of the Company’s Audit Committee Charter is attached as Appendix 2 to this Circular.

Composition of the Audit Committee

As at the date hereof, the members of the Audit Committee are Douglas R. Halward, Richard J.M. Chase and Derrick M.J. Rolfe. Messrs. Chase and Rolfe are both independent directors of the Company. Douglas R. Halward is not independent by virtue of his being the President of the Company. Each of the members of the Audit Committee is financially literate within the meaning of Section 1.5 of Multilateral Instrument 52-110 presently in effect in all provinces of Canada except British Columbia (“MI 52-110”), in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year did the board of directors of the Company decline to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the issuer relied on: (a) the exemption in section 2.4 (De Minimis Non-audit Services), or (b) an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

As at the date of this Circular, the Audit Committee has not adopted any specific policies or procedures for the engagement of non-audit services.

External Auditor Service Fees

     Audit Fees

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit services were $135,863 for the fiscal year ended September 30, 2003, and $130,718 for the fiscal year ended September 30, 2004.

     Audit-Related Fees

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for additional services related to the performance of the audit or review of the Company’s financial statements were $5,300 for the fiscal year ended September 30, 2003, and $5,500 for the fiscal year ended September 30, 2004. These additional services relate to Canadian operations review engagement and advice relating to general business affairs.

     Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning were $31,854 for the fiscal year ended September 30, 2003, and $31,985 for the fiscal year ended September 30, 2004. These professional services relate to preparation of annual tax returns and related advice.

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     All Other Fees

During the last two fiscal years, other than as disclosed above, the Company has not incurred any other fees for products or services provided by its external auditors.

Exemption for Venture Issuers

As a venture issuer, the Company is exempt from the provisions of MI 52-110 that would otherwise require its audit committee to be constituted in accordance with Part 3 of MI 52-110, and the Company to provide comprehensive disclosure about the members of its audit committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation paid in respect of the individuals who were, at September 30, 2004, the Chief Executive Officer of the Company, the acting Chief Financial Officer of the Company and the two other executive officers of the Company whose total salary and bonus exceeded $150,000 during the financial year ended September 30, 2004 (the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation

					Awards			Payouts

						Shares or
					Securities	Units
					Under	Subject to		Long Term	All Other
Name and				Other Annual	Options	Resale		Incentive	Compen-
Principal		Salary	Bonus	Compensation	Granted	Restrictions		Plan Payouts	sation
Position	Year	($)	($)	($)	(#)	($)		($)	($)

James E.H. Darby	2004	181,514	144,713	Nil	Nil	52,000	(1)	Nil	Nil
Chief Executive	2003	274,138	Nil	Nil	Nil	Nil		Nil	Nil
Officer of the Company	2002	188,766	122,981	Nil	190,000	Nil		Nil	Nil

Wade McIvor Acting Chief	2004	47,040	12,000	Nil	Nil	Nil		Nil	Nil
Financial Officer	2003	47,820	8,000	Nil	Nil	Nil		Nil	Nil
of the Company	2002	48,000	12,000	Nil	10,000	Nil		Nil	Nil

Douglas R. Halward	2004	126,708	144,713	Nil	Nil	Nil		Nil	Nil
President of the	2003	127,559	Nil	Nil	Nil	Nil		Nil	Nil
Company	2002	120,000	122,981	Nil	190,000	Nil		Nil	Nil

7

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Shares or
					Securities	Units
					Under	Subject to	Long Term	All Other
Name and				Other Annual	Options	Resale	Incentive	Compen-
Principal		Salary	Bonus	Compensation	Granted	Restrictions	Plan Payouts	sation
Position	Year	($)	($)	($)	(#)	($)	($)	($)

Steven Lubbers Vice-President, Operations of Consolidated Resource Recovery, Inc. (Florida)	2004	158,100	59,496	Nil	60,000	Nil	Nil	Nil
	2003	171,133	17,070	Nil	Nil	Nil	Nil	Nil
	2002	172,092	42,787	Nil	30,000	Nil	Nil	Nil

NOTE:

(1)	100,000 bonus shares were issued to Mr. Darby on February 10, 2004 in consideration for continued financing support. The closing market price of the Company’s Common shares on the date of issue was $0.52 per share. The shares issued to Mr. Darby were subject to a four-month hold period that expired on June 11, 2004.

Stock Options

The following table sets forth stock options granted during the financial year ended September 30, 2004 to the Named Executive Officers:

Option Grants During the Most Recently Completed Financial Year

Market Value
		Percent of		of Securities
	Securities	Total Options		Underlying
	Under Options	Granted to	Exercise or	Options on the
	Granted	Employees in	Base Price	Date of Grant
Name	(#)	Financial Year	($/Security)	($/Security)	Expiration Date

Steven Lubbers	60,000(1)	100%	$0.44	$0.54(2)	July 7, 2009

NOTES:

(1)	This option vested as to 20,000 shares on December 31, 2004 and will vest as to 20,000 shares on each of December 31, 2005 and December 31, 2006, provided, in each case, that Mr. Lubbers is employed by the Company’s indirect subsidiary, Consolidated Resource Recovery, Inc. on the applicable vesting date.

(2)	Closing price of the Company’s shares on June 23, 2004, the last day on which the Company’s shares traded prior to the date of grant of the option.

The following table sets forth details of each exercise of stock options during the financial year ended September 30, 2004 by the Named Executive Officers and the financial year-end value of unexercised options on an aggregate basis:

 8

Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

				Value of
				Unexercised in-the-
			Unexercised	Money Options at
			Options at FY-End	FY-End(1)
	Securities Acquired	Aggregate Value	(#)	($)
	on Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

James E.H. Darby	100,000	$15,000(2)	190,000(3)	Nil
			(Exercisable)

Wade McIvor	Nil	N/A	15,000(4)	$1,650
			(Exercisable)

Douglas R. Halward	Nil	N/A	190,000(5)	Nil
			(Exercisable)

Steven Lubbers	Nil	N/A	195,000(6)	$34,650
			(135,000 -	(Exercisable) &
			Exercisable & 60,000-	$9,600
			Unexercisable)	(Unexercisable)

NOTES:

(1)	Based on the closing price of $0.60 per share for the shares of the Company on September 30, 2004.

(2)	The aggregate dollar value of the difference between the stock option exercise price and the market price of the Company’s shares on the date the stock option was exercised.

(3)	Stock option to purchase 190,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(4)	Stock option to purchase 5,000 shares at $0.27 per share granted on February 16, 2000 for a term of five years and stock option to purchase 10,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(5)	Stock option to purchase 190,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years.

(6)	Stock option to purchase 105,000 shares at $0.27 per share granted on February 16, 2000 for a term of five years, stock option to purchase 30,000 shares at $0.60 per share granted on March 15, 2002 for a term of five years and stock option to purchase 60,000 shares at $0.44 per share granted on July 8, 2004 for a term of five years. The stock option to purchase 60,000 shares vested as to 20,000 shares on December 31, 2004 and will vest as to 20,000 shares on each of December 31, 2005 and December 31, 2006, provided that Mr. Lubbers is employed by Consolidated Resource Recovery, Inc. (Florida) on the applicable vesting date.

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company had in place a three-year employment agreement made effective January 1, 2002 with James E.H. Darby, the Secretary, Chairman and Chief Executive Officer of the Company, for his full-time services. That agreement has been replaced with a new three-year agreement effective January 1, 2005 on substantially the same terms. The agreement with Mr. Darby provides for an annual bonus payable on the basis of quantitative and qualitative performance measurement standards, and, in the event of dismissal without cause or constructive dismissal, for the payment by the Company of a severance allowance in an amount equal to his then-current annual salary through to the second anniversary of the date of termination, either by way of a lump sum or by continuation of the regularly scheduled salary payments.

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The Company also had in place a three-year employment agreement made effective January 1, 2002 with Douglas R. Halward, the President of the Company, for his full-time services. That agreement has also been replaced with a new three-year agreement effective January 1, 2005 on substantially the same terms. The agreement with Mr. Halward provides for the payment of a bonus and of a severance allowance, each calculated on the same basis as described above for Mr. Darby.

The Company’s wholly-owned subsidiary, Consolidated Resource Recovery, Inc. (Florida) (“CRR”), has in place an employment agreement made effective January 1, 2003 with Steven Lubbers for a term of 36 months terminating December 31, 2005. This contract provides for a bonus payable from a bonus pool established on the basis of net profit realized by CRR, and for a severance allowance in an amount equal to Mr. Lubbers’ then-current annual salary and average annual bonus, payable in the event Mr. Lubbers is dismissed without cause or on a change of control.

Each of these agreements also includes confidentiality and non-competition provisions.

Share Option Plan

The Company has in place a Share Option Plan (the “Plan”) for the benefit of directors, officers, employees, management employees and consultants of the Company and of its subsidiaries. The Plan provides that the directors of the Company may grant options to purchase Common shares on terms that the directors may determine, within the limitations of the Plan. The maximum aggregate number of Common shares that may be reserved for issuance under the Plan and all other share compensation arrangements of the Company is 1,995,260 Common shares. The exercise price of an option issued under the Plan is determined by the directors, but may not be less than the closing market price of the Company’s shares on the day preceding the date of granting of the option less any available discount, in accordance with the policies of the TSX Venture Exchange. No option may be granted for a term longer than 10 years. An option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Plan by reason of death, retirement or otherwise.

Compensation of Directors

The Company has historically had no arrangements for cash or non-cash compensation to directors of the Company, other than the Named Executive Officers (the “Other Directors”), except stock options. During the financial year ended September 30, 2004, no compensation was paid, and no stock options were granted, to the Other Directors. However, on December 19, 2003, Derrick M.J. Rolfe exercised a stock option previously granted to him entitling him to purchase a total of 15,000 Common shares in the capital stock of the Company at a price of $0.39 per share. The net aggregate value on the date of exercise was $2,250. Effective January 1, 2005, the Company has begun paying the Other Directors a quarterly retainer of $1,000.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s financial year ended September 30, 2004, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance. The only such plan is the Share Option Plan described above.

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Number of Shares
Remaining Available
for Future Issuance
	Number of Shares to		Weighted-Average	Under Equity
	be Issued Upon		Exercise Price of	Compensation Plans
	Exercise of		Outstanding	(Excluding Shares
	Outstanding Options,		Options, Warrants	Reflected in Column
	Warrants and Rights		and Rights	(a))
Plan Category	(a)		(b)	(c)

Equity compensation plans approved by shareholders	771,500	(1)	$0.53	1,052,860	(2)

Equity compensation plans not approved by shareholders	N/A		N/A	N/A

Total	763,000			1,052,860

NOTES:

(1)	Of these outstanding options, 8,500 have terminated since September 30, 2004, 124,500 will expire on February 15, 2005 and 60,000 will vest as to 20,000 shares on each of December 31, 2004, December 31, 2005 and December 31, 2006, provided, in each case, that the optionee is employed by the Company’s indirect subsidiary, Consolidated Resource Recovery, Inc. on the applicable vesting date.

(2)	This figure also excludes shares previously issued on exercise of outstanding options since the date the Company’s Share Option Plan was put in place.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no director, officer or 10% shareholder of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since October 1, 2003 which has materially affected or would materially affect the Company or any of its subsidiaries.

Loan Consolidation & Issuance of Bonus Shares — James E.H. Darby

James E.H. Darby, a director, officer and shareholder of the Company, has outstanding shareholder loans due to him from the Company totalling $2,277,109.26 as at September 30, 2004, such amounts having been advanced between January, 1999 and March, 2004. The Company has negotiated a credit facility with the Royal Bank of Canada (“RBC”) and, as a condition of the new RBC credit facility, RBC required Mr. Darby to provide a postponement of claim in favour of RBC in respect of all of his shareholder loans.

As a condition of providing the postponement, Mr. Darby required the Company to consolidate his loans under a single secured loan agreement. Consequently, the Company and Mr. Darby have entered into a Loan Consolidation Agreement made effective October 1, 2003 (the “Loan Consolidation Agreement”). Under the Loan Consolidation Agreement, Mr. Darby’s shareholder loans bear interest at the RBC’s prime rate plus 3 1/2 percent. The Company has agreed to make principal payments in the amount of 10 percent of the Company’s annual pre-tax profits by February 28th of each year. The principal sum repayable by February 28, 2005 in respect of fiscal 2004 is $173,939, of which $80,000 was paid on December 1, 2004. The entire principal amount of Mr. Darby’s shareholder loans are repayable on demand, provided that Mr. Darby is prohibited from demanding or accepting repayment of his loans at any time at which the Company is, or will be, as an immediate result of, such repayment, in breach of its credit facility covenants to its principal banker.

 11

In addition, in consideration of Mr. Darby’s continuing support of the Company through his shareholder loans, the Company issued to Mr. Darby on February 10, 2004, as a bonus, 100,000 Common shares in the capital of the Company at a deemed price of $0.75 per share.

APPOINTMENT OF AUDITORS

The management of the Company will recommend to the Meeting to appoint Ellis Foster as auditors of the Company and to authorize the directors to fix their remuneration. Ellis Foster were first appointed auditors of the Company on January 21, 1991.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Changes to the Company’s Articles

On March 29, 2004, the Company Act (B.C.) was replaced by the Business Corporations Act (B.C.) (the “New Act”), a more modern corporations statute. Each British Columbia company is required to file a transition application containing a Notice of Articles with the Registrar of Companies for British Columbia in order to change its constitutional documents into the forms required by the New Act. Once the transition application has been filed, the Company may adopt a new form of Articles in order to reflect and take advantage of various provisions of the New Act.

The Company intends to file its transition application before the Meeting. At the Meeting, shareholders will be requested to pass special resolutions:

(1)	to alter the Notice of Articles to remove the application of certain provisions described in the New Act as “Pre-existing Company Provisions”;

(2)	thereafter, to adopt a new form of Articles; and

(3)	thereafter, to alter the Notice of Articles to change the authorized share structure of the Company from 50 million Common shares to 100 million Common shares.

The text of each of the proposed resolutions is set out in Appendix 3 to this Information Circular.

The “Pre-existing Company Provisions” are statutory provisions intended to preserve the application of certain provisions of the Company Act to companies formed under it until the shareholders pass a special resolution to make them inapplicable. Because the Company is a reporting issuer, the only significant Pre-existing Company Provision is the requirement that a special resolution be approved by not less than three-quarters of the votes cast on the resolution. If shareholders approve the removal of the Pre-existing Company Provisions and the adoption of the proposed new Articles, as recommended by the Board, the required majority for a special resolution will be reduced from three-quarters to two-thirds of the votes cast, which is consistent with other Canadian corporate statutes.

The proposed new Articles make various other minor changes to update the Company’s Articles and to make them consistent with the terminology and provisions of the New Act. The only other significant changes are as follows:

(1)	the auditors’ remuneration will in future be set by the directors, without the necessity of a resolution of the shareholders each year to approve that arrangement; and

(2)	meetings of shareholders of the Company may be held at a location outside British Columbia if the location is in the State of Florida, or is approved by ordinary resolution of the shareholders.

 12

The persons named in the accompanying form of proxy intend to vote in favour of the proposed special resolutions.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 27715 Huntingdon Road, Abbotsford, BC, V4X 1B6, attention Steve Trotter, by telephone at 604.856.6836 or toll-free from the United States at 1.800.667.1942, or by email at envirowaste@imag.net or info@envirowaste.ca to request copies of the Company’s financial statements and MD&A. Financial information is provided in the Company’s comparative financial statements and MD&A for the financial year ended September 30, 2004.

DATED at Abbotsford, British Columbia, this 14th day of February, 2005.

BY ORDER OF THE BOARD OF DIRECTORS “Douglas R. Halward” Douglas R. Halward, President

APPENDIX 1

TSX Corporate Governance Guidelines

Does the Company
TSX Corporate Governance Guidelines	Align?	Comments

1. Board of Directors of directors should explicitly assume responsibility for the stewardship of the Company and more specifically for:

a) adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;	Yes	Every three years, a multi-year strategic plan is prepared by management and submitted to the Board of Directors for discussion and approval. The plan is monitored periodically by comparing results with the strategies adopted. If appropriate, strategies are re-evaluated and adjusted. In addition, prior to the end of each fiscal year, the Board of Directors reviews and approves an operating and capital budget for the next fiscal year. Management is authorized by the Board of Directors to incur capital expenditures provided for in the budget, subject to certain limitations.

b) the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes	The Board of Directors ensures, particularly through its Audit Committee, that management identifies the risks to which the Company is exposed and takes the necessary steps to manage or transfer such risks if they cannot be eliminated.

c) succession planning, including appointing, training and monitoring senior management;	Yes	The Compensation Committee’s responsibility includes monitoring the performance and development of the incumbent senior management and ensuring their succession is appropriately planned.

d) a communications policy;	Yes	The Board of Directors ensures that the Company communicates effectively with shareholders and the public. The Company is responsible for the timely disclosure of material information as required by the securities regulatory authorities.

e) the integrity of the Company’s internal control and management information systems.	Yes	The Board of Directors and the Audit Committee regularly review the adequacy of the Company’s internal controls. The Audit Committee discusses the adequacy of internal controls with the Company’s auditors on a quarterly basis.

2. Board Independence

The Board of Directors should be constituted with a majority of individuals who qualify as unrelated directors.	No	The Board of Directors currently consists of four directors. An unrelated director, as defined in the Guidelines, is a director who is independent of management and free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with his or her ability to act in the best interest of the Company. Applying those criteria, two of the four directors are unrelated directors.

2

Does the Company
TSX Corporate Governance Guidelines	Align?	Comments
James Darby and Douglas Halward, the Company’s Chief Executive Officer and President, respectively, are related directors.

If the Company has a significant shareholder, in addition to a majority of unrelated directors, the Board of Directors should include a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and which fairly reflects the investment in the Company by shareholders other than the significant shareholder.
The Company does not have a significant shareholder, as that term is defined in the TSX Guidelines.

3. Disclose annually for each director whether he or she is related, and how that conclusion was reached	Yes	James E. H. Darby — related — Chief Executive Officer and Chairman of the Board.

Douglas R. Halward — related — President.

In the past three years, neither of the other directors or his associates has worked for the Company, had any material contract with the Company, or received remuneration from the Company other than directors’ stock options. The Board regards each of them as independent of management and free from any interest or relationship which could materially interfere with his ability to act in the best interests of the Company.

4. Nominating Directors

The Board of Directors should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board of Directors and for assessing directors on an ongoing basis.
	Partly	The full Board of Directors identifies and approves new nominees to the Board of Directors. The Board of Directors believes that knowledge of industry participants and advisors resides in all members of the Board of Directors and, accordingly, that use of the full Board of Directors ensures the identification of the most appropriate candidates.

5. Assessing Board Effectiveness

Every Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors.
	No	Because of the small size of the Board, the Board believes that no formal assessment process is required.

3

Does the Company
TSX Corporate Governance Guidelines	Align?	Comments

6. Orientation of New Members

Every Company, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes	Every new director is provided with an information package that includes a description of the Company and its operations, policies and procedures, and is invited to meet with each member of management in order to acquire an understanding of the Company and to get to know the executives. They are also given free access to the Company’s corporate records, including the Company’s minute book, and its professional advisers.

7. Board Size

Every Board of Directors should examine its size and undertake, where appropriate, a program to reduce the number of directors to a number which facilitates effective decision-making.	Yes	At present the Board of Directors is composed of four board members, which the Company believes is small enough to facilitate effective decision-making, but large enough to provide the necessary breadth of knowledge and experience.

8. Director Compensation

The Board of Directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being a director.
	Yes	The Compensation Committee is responsible for reviewing director compensation and making recommendations to the Board of Director in this regard. Management members of the Board of Directors are not compensated as directors.

9. Board Committees

Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.
Partly	The Board of Directors has three committees: an Audit Committee; a Compensation Committee; and an Environmental Committee.

Audit Committee — three directors, two of whom are unrelated/non-management.

Compensation Committee — two directors, both of whom are unrelated/non-management.

Environmental Committee — three directors, one of whom is unrelated/non-management.

10. Governance Committee

Every Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Company’s approach to governance issues. This committee would, among other things, be responsible for the Company’s response to these governance guidelines.
	Yes	The full Board assesses the Company’s approach to corporate governance activities and policies and, where appropriate, undertakes the initiatives necessary to maintain a high standard of corporate governance practices. The Board believes that given the small number of directors on the Board, no separate governance committee is required.

4

Does the Company
TSX Corporate Governance Guidelines	Align?	Comments

11. Board and CEO position descriptions

The Board of Directors, together with the CEO, should develop position descriptions for the Board of Directors and for the CEO, involving the definition of the limits to management’s responsibilities

a) the Board of Directors	Yes	The Board of Directors’ mandate is to supervise the executive management of and to oversee the conduct of the business of the Company; provide leadership and direction to management; evaluate management; set policies appropriate for the business of the Company; and approve corporate strategies and goals.

b) the Chief Executive Officer	Yes	The duties and responsibilities of the Chief Executive Officer are to manage the day to day operations of the Company, including: regularly reporting to the Board of Directors; acting as a liaison between management and the Board of Directors; evaluating management operations and reporting to the Board of Directors on the results thereof; conducting ongoing, strategic planning and establishing long-term goals for the Company; assisting the Board of Directors with policy development; and training, developing and assessing the performance of senior management.

The Chief Executive Officer is also responsible for meeting the corporate objectives of the Company as are periodically developed by the Board of Directors in consultation with management.

c) Board of Directors should approve the Chief Executive Officer’s corporate objectives	Yes	The Board of Directors regularly reviews and approves the Company’s strategic plan including the Chief Executive Officer’s corporate objectives.

12. Board Independence

Every Board of Directors should implement structures and procedures which ensure that the Board of Directors can function independently of management.	Yes	Although the Chief Executive Officer also acts as Chairman, Board independence is satisfactorily assured by the fact that two of the Company’s four directors are outside, unrelated directors. The unrelated directors meet without management whenever they think is appropriate to do so.

13. Audit Committee

The Audit Committee of every Board of Directors of directors should be composed only of outside directors.	No	Given the small size of the Board, the Audit Committee consists of two outside members of the Board of Directors and one management director.

5

Does the Company
TSX Corporate Governance Guidelines	Align?	Comments

☐The Board of Directors should adopt a charter for the Audit Committee which sets out the roles and responsibilities of the Audit Committee which should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The Audit Committee should have direct communication channels with the auditors to discuss and review specific issues as appropriate
	Yes	The Board has adopted a written charter for the Audit Committee. The Audit Committee has direct communication with the Company’s external auditors.

14. Outside Directors

The Board of Directors should implement a system which enables an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the Board.
	Yes	Directors are entitled to engage outside advisers at the Company’s expense with the prior approval of the Board.

APPENDIX 2

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Audit Committee Charter

A.	ROLE

     The Audit Committee is a committee of the Board of Directors. Its primary function shall be to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls that management and the Board of Directors have established, and the Company’s audit process.

B.	CONSTITUTION AND MEMBERSHIP

1.     The Board will appoint an Audit Committee (the “Committee") composed of at least three Directors, all of whom will be financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that could reasonably be expected to be raised by the Company’s financial statements, and at least a majority of whom will be independent, meaning that they have no direct or indirect relationship with the Company which could, in the view of the Board, reasonably be expected to interfere with the exercise of the member’s independent judgement.

2.     Notwithstanding the provisions of section B(1), a Director who is not financially literate may be appointed to the Committee provided that the Director becomes financially literate within a reasonable period of time following his or her appointment.

3.     The Board may remove or replace a Committee member at any time. A member will cease to be a member upon ceasing to be a Director.

4.     The Board will appoint the Chairman of the Committee. The Committee will appoint a Secretary, who will keep minutes of each meeting.

C.	MEETINGS

1.     Meetings of the Committee will be held at such times and places as the Chairman or Corporate Secretary may determine, but in any event, at least four times each year. Unless all members are present and waive notice, or those absent waive notice before or after a meeting, Committee members will be given 72 hours’ advance notice of each meeting and the matters to be discussed at it. Notice may be given orally or by telephone, facsimile or e-mail.

2.     A majority of members of the Committee will constitute a quorum. Decisions of the Committee will be by an affirmative vote of the majority. Powers of the Committee may also be exercised by resolution in writing, signed by all the members of the Committee.

3.     At the request of the external auditor of the Company (the “Auditor”), the Chief Executive Officer, the Chief Financial Officer, or a member of the Audit Committee, the Chairman will convene a meeting of the Committee.

4.     The Committee will have access to the Auditor and management of the Company, each in the absence of the other, for purposes of performing its duties.

5.     The Auditor will be notified of all meetings of the Committee and may attend if requested to do so by a member of the Committee.

  2

6.     The Committee will require the Auditor to report directly to the Committee on a timely basis on matters relating to its services.

D.	RESPONSIBILITIES

1.	The Committee will have the following duties and responsibilities:

(a)	to recommend to the Board of Directors the audit firm to be nominated as Auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation to be paid to such audit firm for such services;

(b)	to approve in advance all non-audit services to be provided to the Company or its subsidiaries by the Auditor;

(c)	to oversee any change in the Auditor, including the notice of change of auditor required under applicable laws;

(d)	to review and assess the performance, independence and objectivity of the Auditor;

(e)	to oversee the work of the Auditor including, without limitation, resolving disagreements between management and the Auditor regarding financial reporting;

(f)	to review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former Auditors;

(g)	to review, prior to the public disclosure of such information:

(i)	the annual and quarterly financial statements, including the notes thereto;

(ii)	management’s discussion and analysis with respect to annual and quarterly financial statements; and

(iii)	any press release disclosing annual or interim earnings;

(h)	in any such review to take into consideration, as appropriate:

(i)	any report or opinion proposed to be rendered in connection with the financial statements;

(ii)	any significant transactions which are not a normal part of the Company’s business;

(iii)	the nature and substance of significant accruals, reserves and other estimates;

(iv)	any change in accounting principles or policies;

(v)	all significant adjustments proposed by management or by the Auditor;

(vi)	the specifics of any unrecorded audit adjustments;

(vii)	any disagreements with management; and

(viii)	compliance with legal and regulatory requirements;

  3

(i)	to review the Auditor’s management inquiry letter and management’s response to the Auditor’s findings and recommendations;

(j)	to satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the disclosure referred to in subsection D(1)(g), and assess periodically the adequacy of those procedures;

(k)	to discuss with the Auditor their perception of the Company’s financial and accounting personnel, any material recommendations which the Auditor may have, the level of cooperation which the Auditor received during the course of their review and the adequacy of their access to records, data and other requested information;

(l)	to review with management and the Auditor, the Company’s internal accounting and financial systems and controls to ensure that the Company maintains:

(i)	the necessary books, records and accounts in reasonable detail to reflect accurately and fairly the Company’s transactions;

(ii)	effective internal control systems; and

(iii)	adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud;

(m)	to establish procedures for;

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(n)	to review with management and the Auditor the procedures adopted to ensure compliance with the Company’s code of business conduct, if any;

(o)	to review with management and the Auditor the adequacy of the Company’s insurance policies;

(p)	to direct and supervise the investigation into any matter brought to its attention within the scope of its duties;

(q)	to perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation; and

(r)	to report regularly and on a timely basis to the Board of Directors on matters coming before the Committee.

E.	AUTHORITY

1.	The Committee is authorized:

(a)	to seek any information it requires from any employee of the Company in order to perform its duties;

(b)	to obtain, at the Company’s expense, independent legal or other professional advice on any matter within its terms of reference;

  4

(c)	to set and pay the compensation for any advisers engaged by the Committee; and

(d)	to communicate directly with the Auditor.

2.     The Committee may delegate to one or more of its members the authority to approve any non-audit services to be provided by the Auditor provided that any such services that are so approved must be presented to the Committee at its first scheduled meeting following such approval.

F.	MATTERS FOR WHICH THE COMMITTEE IS NOT RESPONSIBLE

1.     The Committee is not responsible for those matters which are the responsibility of management or the Auditor including, without limitation:

(a)	planning and conducting the external audit;

(b)	ensuring that the financial statements of the Company have been prepared in accordance with generally accepted accounting principles;

(c)	ensuring that the financial statements of the Company and the other financial information of the Company contained in regulatory filings and other public disclosure of the Company present fairly in all material respects the financial condition, results of operations and cash flows of the Company;

(d)	ensuring the adequacy of the internal control over financial reporting structure and the financial risk management systems of the Company; and

(e)	ensuring compliance with applicable laws and regulations.

G.	ANNUAL ASSESSMENT

1.	The Committee and the Board will assess the effectiveness of the Committee annually.

2.	The Committee and the Board will review this Charter annually and update it as required.

Dated: February 7, 2005.

APPENDIX 3

Text of Special Resolutions

(1)	Alteration of Notice of Articles

WHEREAS:

A.     Pursuant to the British Columbia Business Corporations Act (the “Act”), the Company, as a pre-existing British Columbia company, has filed a Transition Application, containing a Notice of Articles, with the Registrar of Companies;

B.     The Notice of Articles contains a statement that the Pre-existing Company Provisions apply to the Company;

C.     It is now expedient for the Company to alter its Notice of Articles to remove the application of the Pre-existing Company Provisions:

RESOLVED, as special resolutions, that:

1.	the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions; and

2.	the solicitors for the Company are authorized and directed to file the Notice of Alteration with the Registrar of Companies to effect that change.

(2)	Alteration of Articles

WHEREAS it is expedient for the Company to adopt a new form of Articles in order to reflect and take advantage of various provisions of the Act;

RESOLVED, as special resolutions, that once the Company has filed with the Registrar of Companies a Notice of Alteration to alter its Notice of Articles to remove the application of the Pre-existing Company Provisions:

1.	the existing Articles of the Company be deleted in their entirety and that the form of Articles attached hereto as Schedule A be adopted as the Articles of the Company; and

2.	the alterations made to the Company’s Articles shall take effect upon deposit of this resolution at the Company’s records office.

(3)	Increase in Authorized Capital

WHEREAS it is expedient for the Company to alter its Notice of Articles to increase its authorized capital;

RESOLVED, as special resolutions, that:

1.	the Notice of Articles of the Company be altered to change the authorized share structure from 50 million Common shares without par value to 100 million Common shares without par value; and

2.	the solicitors for the Company are authorized and directed to file the Notice of Alteration with the Registrar of Companies to effect that change.

Schedule A

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
(the “Company”)

The Company has as its articles the following articles.	Incorporation number: 268409

Full name and signature of a director	Date of signing

ARTICLES

1. INTERPRETATION		1

1.1	Definitions	1
1.2	Business Corporations Act and Interpretation Act Definitions Applicable	1

2. SHARES AND SHARE CERTIFICATES		1

2.1	Authorized Share Structure	1
2.2	Form of Share Certificate	1
2.3	Shareholder Entitled to Certificate or Acknowledgment	1
2.4	Delivery by Mail	1
2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement	1
2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment	1
2.7	Splitting Share Certificates	2
2.8	Certificate Fee	2
2.9	Recognition of Trusts	2

3. ISSUE OF SHARES		2

3.1	Directors Authorized	2
3.2	Commissions and Discounts	2
3.3	Brokerage	2
3.4	Conditions of Issue	2
3.5	Share Purchase Warrants and Rights	2

4. SHARE REGISTERS		2

4.1	Central Securities Register	2
4.2	Closing Register	2

5. SHARE TRANSFERS		3

5.1	Registering Transfers	3
5.2	Form of Instrument of Transfer	3
5.3	Transferor Remains Shareholder	3
5.4	Signing of Instrument of Transfer	3
5.5	Enquiry as to Title Not Required	3
5.6	Transfer Fee	3

6. TRANSMISSION OF SHARES		3

6.1	Legal Personal Representative Recognized on Death	3
6.2	Rights of Legal Personal Representative	3

7. PURCHASE OF SHARES		3

7.1	Company Authorized to Purchase Shares	3
7.2	Purchase When Insolvent	4
7.3	Sale and Voting of Purchased Shares	4

8. BORROWING POWERS		4

9. ALTERATIONS		4

9.1	Alteration of Authorized Share Structure	4
9.2	Special Rights and Restrictions	4
9.3	Change of Name	4
9.4	Other Alterations	5

Bull, Housser & Tupper

10. MEETINGS OF SHAREHOLDERS		5

10.1	Annual General Meetings	5
10.2	Resolution Instead of Annual General Meeting	5
10.3	Calling of Meetings of Shareholders	5
10.4	Notice for Meetings of Shareholders	5
10.5	Record Date for Notice	5
10.6	Record Date for Voting	5
10.7	Failure to Give Notice and Waiver of Notice	5
10.8	Notice of Special Business at Meetings of Shareholders	5
10.9	Location of Meetings of Shareholders	6

11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS		6

11.1	Special Business	6
11.2	Special Majority	6
11.3	Quorum	6
11.4	One Shareholder May Constitute Quorum	6
11.5	Other Persons May Attend	6
11.6	Requirement of Quorum	6
11.7	Lack of Quorum	6
11.8	Lack of Quorum at Succeeding Meeting	7
11.9	Chair	7
11.10	Selection of Alternate Chair	7
11.11	Adjournments	7
11.12	Notice of Adjourned Meeting	7
11.13	Decisions by Show of Hands or Poll	7
11.14	Declaration of Result	7
11.15	Motion Need Not be Seconded	7
11.16	Casting Vote	7
11.17	Manner of Taking Poll	7
11.18	Demand for Poll on Adjournment	7
11.19	Chair Must Resolve Dispute	8
11.20	Casting of Votes	8
11.21	Demand for Poll	8
11.22	Demand for Poll Not to Prevent Continuance of Meeting	8
11.23	Retention of Ballots and Proxies	8

12. VOTES OF SHAREHOLDERS		8

12.1	Number of Votes by Shareholder or by Shares	8
12.2	Votes of Persons in Representative Capacity	8
12.3	Votes by Joint Holders	8
12.4	Legal Personal Representatives as Joint Shareholders	8
12.5	Representative of a Corporate Shareholder	8
12.6	Proxy Provisions Do Not Apply to All Companies	9
12.7	Appointment of Proxy Holders	9
12.8	Alternate Proxy Holders	9
12.9	When Proxy Holder Need Not Be Shareholder	9
12.10	Deposit of Proxy	9
12.11	Validity of Proxy Vote	9
12.12	Form of Proxy	9
12.13	Revocation of Proxy	10
12.14	Revocation of Proxy Must Be Signed	10
12.15	Production of Evidence of Authority to Vote	10

13. DIRECTORS		10

13.1	Number of Directors	10
13.2	Change in Number of Directors	10
13.3	Directors’ Acts Valid Despite Vacancy	10
13.4	Qualifications of Directors	10
13.5	Remuneration of Directors	10
13.6	Reimbursement of Expenses of Directors	10
13.7	Special Remuneration for Directors	11
13.8	Gratuity, Pension or Allowance on Retirement of Director	11

14. ELECTION AND REMOVAL OF DIRECTORS		11

14.1	Election at Annual General Meeting	11
14.2	Consent to be a Director	11
14.3	Failure to Elect or Appoint Directors	11

Bull, Housser & Tupper

14.4	Places of Retiring Directors Not Filled	11
14.5	Directors May Fill Casual Vacancies	11
14.6	Remaining Directors Power to Act	11
14.7	Shareholders May Fill Vacancies	12
14.8	Additional Directors	12
14.9	Ceasing to be a Director	12
14.10	Removal of Director by Shareholders	12
14.11	Removal of Director by Directors	12

15. ALTERNATE DIRECTORS		12

15.1	Appointment of Alternate Director	12
15.2	Notice of Meetings	12
15.3	Alternate for More Than One Director Attending Meetings	12
15.4	Consent Resolutions	12
15.5	Alternate Director Not an Agent	13
15.6	Revocation of Appointment of Alternate Director	13
15.7	Ceasing to be an Alternate Director	13
15.8	Remuneration and Expenses of Alternate Director	13

16. POWERS AND DUTIES OF DIRECTORS		13

16.1	Powers of Management	13
16.2	Appointment of Attorney of Company	13
16.3	Setting the Remuneration of Auditors	13

17. DISCLOSURE OF INTEREST OF DIRECTORS		13

17.1	Obligation to Account for Profits	13
17.2	Restrictions on Voting by Reason of Interest	13
17.3	Interested Director Counted in Quorum	13
17.4	Disclosure of Conflict of Interest or Property	13
17.5	Director Holding Other Office in the Company	14
17.6	No Disqualification	14
17.7	Professional Services by Director or Officer	14
17.8	Director or Officer in Other Corporations	14

18. PROCEEDINGS OF DIRECTORS		14

18.1	Meetings of Directors	14
18.2	Voting at Meetings	14
18.3	Chair of Meetings	14
18.4	Meetings by Telephone or Other Communications Medium	14
18.5	Calling of Meetings	14
18.6	Notice of Meetings	14
18.7	When Notice Not Required	15
18.8	Meeting Valid Despite Failure to Give Notice	15
18.9	Waiver of Notice of Meetings	15
18.10	Quorum	15
18.11	Validity of Acts Where Appointment Defective	15
18.12	Consent Resolutions in Writing	15

19. EXECUTIVE AND OTHER COMMITTEES		15

19.1	Appointment and Powers of Executive Committee	15
19.2	Appointment and Powers of Other Committees	15
19.3	Obligations of Committees	16
19.4	Powers of Board	16
19.5	Committee Meetings	16

20. OFFICERS		16

20.1	Directors May Appoint Officers	16
20.2	Functions, Duties and Powers of Officers	16
20.3	Qualifications	16
20.4	Remuneration and Terms of Appointment	16

21. INDEMNIFICATION		16

21.1	Definitions	16
21.2	Mandatory Indemnification of Directors and Former Directors	17
21.3	Indemnification of Other Persons	17
21.4	Non-Compliance with Business Corporations Act	17
21.5	Company May Purchase Insurance	17

Bull, Housser & Tupper

22. DIVIDENDS		17

22.1	Payment of Dividends Subject to Special Rights	17
22.2	Declaration of Dividends	17
22.3	No Notice Required	17
22.4	Record Date	17
22.5	Manner of Paying Dividend	17
22.6	Settlement of Difficulties	17
22.7	When Dividend Payable	18
22.8	Dividends to be Paid in Accordance with Number of Shares	18
22.9	Receipt by Joint Shareholders	18
22.10	Dividend Bears No Interest	18
22.11	Fractional Dividends	18
22.12	Payment of Dividends	18
22.13	Capitalization of Surplus	18

23. DOCUMENTS, RECORDS AND REPORTS		18

23.1	Recording of Financial Affairs	18
23.2	Inspection of Accounting Records	18

24. NOTICES		18

24.1	Method of Giving Notice	18
24.2	Deemed Receipt of Mailing	19
24.3	Certificate of Sending	19
24.4	Notice to Joint Shareholders	19
24.5	Notice to Trustees	19

25. SEAL		19

25.1	Who May Attest Seal	19
25.2	Sealing Copies	19
25.3	Mechanical Reproduction of Seal	19

Bull, Housser & Tupper

PROVINCE OF BRITISH COLUMBIA
BUSINESS CORPORATIONS ACT
ARTICLES OF
CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

1.	INTERPRETATION

1.1	Definitions

In these Articles, unless the context otherwise requires:

(a)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(b)	“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(c)	“legal personal representative” means the personal or other legal representative of the shareholder;

(d)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(e)	“seal” means the seal of the Company, if any.

1.2	Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.	SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3	Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(a)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(b)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(a)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

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(b)	any indemnity the directors consider adequate.

2.7	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.	ISSUE OF SHARES

3.1	Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2	Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4	Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(1)	past services performed for the Company;

(2)	property;

(3)	money; and

(4)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.	SHARE REGISTERS

4.1	Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2	Closing Register

The Company must not at any time close its central securities register.

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5.	SHARE TRANSFERS

5.1	Registering Transfers

A transfer of a share of the Company must not be registered unless:

(a)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(b)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(c)	if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

5.3	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6	Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.	TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2	Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7.	PURCHASE OF SHARES

7.1	Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

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7.2	Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3	Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

8.	BORROWING POWERS

The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9.	ALTERATIONS

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may by special resolution:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(1)	decrease the par value of those shares; or

(2)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2	Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.3	Change of Name

The Company may by special resolution authorize an alteration of its Notice of Articles in order to change its name.

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9.4	Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10.	MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3	Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

10.5	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(1)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(2)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

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10.9	Location of Meetings of Shareholders

A meeting of shareholders may be held at a location outside British Columbia, if:

(a)	the location is in the State of Florida, in the United States of America; or

(b)	the location is approved by ordinary resolution of the shareholders.

11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

(1)	business relating to the conduct of or voting at the meeting;

(2)	consideration of any financial statements of the Company presented to the meeting;

(3)	consideration of any reports of the directors or auditor;

(4)	the setting or changing of the number of directors;

(5)	the election or appointment of directors;

(6)	the appointment of an auditor;

(7)	the setting of the remuneration of an auditor;

(8)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(9)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2	Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5	Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

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11.8	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10	Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13	Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16	Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17	Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(1)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(2)	in the manner, at the time and at the place that the chair of the meeting directs;

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

11.18	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

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11.19 Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20 Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21 Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22 Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23 Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12. VOTES OF SHAREHOLDERS

12.1 Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)	if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4 Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5 Representative of a Corporate Shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must:

(1)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(b)	if a representative is appointed under this Article 12.5:

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(1)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(2)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6 Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company.

12.7 Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8 Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9 When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(c)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 Deposit of Proxy

A proxy for a meeting of shareholders must:

(a)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)	unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	by the chair of the meeting, before the vote is taken.

12.12 Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

name of company

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

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Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder-printed]

12.13 Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(a)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)	provided, at the meeting, to the chair of the meeting.

12.14 Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15 Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13. DIRECTORS

13.1 Number of Directors

The number of directors, excluding additional directors appointed under Article 14.8, is set at the greater of three and the most recently set of:

(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4.

13.2 Change in Number of Directors

If the number of directors is set under Article 13.1(a):

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3 Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4 Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5 Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6 Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

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13.7 Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8 Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14. ELECTION AND REMOVAL OF DIRECTORS

14.1 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2 Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act; or

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3 Failure to Elect or Appoint Directors

If:

(a)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)	the date on which his or her successor is elected or appointed; and

(d)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4 Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5 Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6 Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

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14.7 Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8 Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9 Ceasing to be a Director

A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11 Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15. ALTERNATE DIRECTORS

15.1 Appointment of Alternate Director

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(a)	will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(b)	has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(c)	will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(d)	has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

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15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(a)	his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(b)	the alternate director dies;

(c)	the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(d)	the alternate director ceases to be qualified to act as a director; or

(e)	his or her appointor revokes the appointment of the alternate director.

15.8 Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16. POWERS AND DUTIES OF DIRECTORS

16.1 Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2 Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.3 Setting the Remuneration of Auditors

The directors may from time to time set the remuneration of the auditors of the Company.

17. DISCLOSURE OF INTEREST OF DIRECTORS

17.1 Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2 Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

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17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. PROCEEDINGS OF DIRECTORS

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2 Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3 Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(1)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(2)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(3)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4 Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6 Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

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18.7 When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director or alternate director, as the case may be, has waived notice of the meeting.

18.8 Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9 Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11 Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12 Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. EXECUTIVE AND OTHER COMMITTEES

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)	the power to appoint or remove officers appointed by the directors; and

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(c)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

19.4 Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

19.5 Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20. OFFICERS

20.1 Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2 Functions, Duties and Powers of Officers

The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3 Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4 Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21. INDEMNIFICATION

21.1 Definitions

In this Article 21:

(a)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or

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any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(1)	is or may be joined as a party; or

(2)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c)	“expenses” has the meaning set out in the Business Corporations Act.

21.2 Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3 Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4 Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5 Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, alternate director, officer, employee or agent of the Company;

(b)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. DIVIDENDS

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

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(b)	determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8 Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 Dividend Bears No Interest

No dividend bears interest against the Company.

22.11 Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13 Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23. DOCUMENTS, RECORDS AND REPORTS

23.1 Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2 Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. NOTICES

24.1 Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:

(1)	for a record mailed to a shareholder, the shareholder’s registered address;

(2)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(3)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

(1)	for a record delivered to a shareholder, the shareholder’s registered address;

(2)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

Bull, Housser & Tupper

 19

(3)	in any other case, the delivery address of the intended recipient;

(c)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient.

24.2 Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

(1)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(2)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)	if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25. SEAL

25.1 Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)	any two directors;

(b)	any officer, together with any director;

(c)	if the Company only has one director, that director; or

(d)	any one or more directors or officers or persons as may be determined by the directors.

25.2 Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3 Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

Bull, Housser & Tupper

Proxy

ANNUAL & EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS (the “Meeting”) OF CONSOLIDATED ENVIROWASTE INDUSTRIES INC. (the “Company”)

TO BE HELD AT THE OFFICES OF BULL, HOUSSER & TUPPER, GARRY OAK BOARDROOM, SUITE 3000, 1055 WEST GEORGIA STREET, VANCOUVER, BC, ON TUESDAY, MARCH 29, 2005 AT 10:00 AM

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, Douglas R. Halward, President of the Company, or failing this person, James E.H. Darby, Chief Executive Officer of the Company, or in the place of the foregoing, _______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold
1.	To elect James E.H. Darby as a Director

2.	To elect Douglas R. Halward as a Director

3.	To elect Richard J.M. Chase as a Director

4.	To elect Derrick M.J. Rolfe as a Director

5.	To appoint Ellis Foster as Auditors of the Company

		For	Against
6.	To authorize the Directors to fix the auditors’ remuneration

7.	To remove the Pre-existing Company Provisions

8.	To adopt a new form of Articles for the Company

9.	To increase the authorized capital of the Company

10.	To transact such other business as may properly come before the Meeting

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares

Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)	appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)	appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, his/her Instrument of Proxy.

To be represented at the Meeting, this proxy form must be received at the office of Computershare
Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding
Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is

Computershare Trust Company of Canada
Proxy Department, 100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Fax: Within North America - 1.866.249.7775 Outside North America – 416.263.9524

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
(the “Company”)

Supplemental Mailing List Return Card
(Request for Interim Financial Statements)

2005 ANNUAL & EXTRAORDINARY GENERAL MEETING

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME:

ADDRESS:

POSTAL CODE:

I confirm that I am the BENEFICIAL owner of Common shares of the Company.

SIGNATURE OF
SHAREHOLDER:	DATE:

CUSIP: 208928 10 1

SCRIP COMPANY CODE: CWDQ

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
(the “Company”)

Supplemental Mailing List Return Card
(Request for Interim Financial Statements)

2005 ANNUAL & EXTRAORDINARY GENERAL MEETING

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME:

ADDRESS:

POSTAL CODE:

I confirm that I am the REGISTERED owner of Common shares of the Company.

SIGNATURE OF
SHAREHOLDER:	DATE:

CUSIP: 208928 10 1

SCRIP COMPANY CODE: CWDQ